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                             April 17, 2023

       David L. Goodin
       President and Chief Executive Officer
       Knife River Holding Company
       1150 West Century Avenue
       Bismarck, ND 58503

                                                        Re: Knife River Holding
Company
                                                            Amendment No. 1 to
Registration Statement on Form 10-12B
                                                            Filed April 7, 2023
                                                            File No. 001-41642

       Dear David L. Goodin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10 filed April 7, 2023

       Selected Historical and Pro Forma Consolidated Financial Data, page 52

   1.                                                   We note your disclosure
of EBITDA Margin and Adjusted EBITDA Margin on a
                                                        consolidated basis.
Please revise your disclosure here and in other areas of the filing where these non-GAAP
measures are disclosed on a consolidated basis, to provide the most directly
comparable GAAP measure with equal or greater prominence to comply with Item
10(e)(1)(i)(A) of Regulation S-K. Refer to Question 102.10(a) of the
                                                        Compliance and
Disclosure Interpreations for Non-GAAP Measures.
 David L. Goodin
FirstName
Knife RiverLastNameDavid  L. Goodin
             Holding Company
Comapany
April       NameKnife River Holding Company
       17, 2023
April 217, 2023 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 92

2. We note your statement that Knife River Holding Company targets a normalized capital structure of 2.5 times EBITDA through the net working capital cycle. Please revise to clarify your meaning of normalized capital structure and net working capital cycle.
Exhibits

3. We note your disclosure in various places throughout your information statement that in connection with the separation and distribution, Knife River Holding Company anticipates that it will incur indebtedness in an aggregate principal amount of up to $890 million, reflecting an aggregate principal amount of up to $700 million, consisting of some combination of term loans and other debt, issued in connection with the separation, and a
         Revolving Credit Facility of $350 million that Knife River Holding Company expects to enter into in connection with the separation, with $190 million of the facility withdrawn as of the separation date. Please disclose the material terms of these debt and credit agreements and please file a copy of such agreements as exhibits when they are available.
         Refer to Item 601(b) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon
Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at
(202) 551-3718 if you have questions regarding comments on the mining related matters. Please contact Anuja Majmudar, Attorney-Adviser, at (202) 551-3844 or Kevin Dougherty, Attorney-
Adviser, at (202) 551-3271 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      John L. Robinson